Oxford Hounds®



James Tulin · 1st

Founder & Chief Executive Officer - Oxford Hounds Inc

Scottsdale, Arizona, United States · Contact info

500+ connections

3 mutual connections: Mark Rodli, Tyler Callaghan, and 1 other

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Oxford Hounds Inc.

About

I am the founder and CEO of Oxford Hounds Inc. a global Omni-focused direct-to-consumer men's luxury lifestyle apparel and accessories brand that leverages our teams 70+ years of experience in this exact space driven by an unrelenting desire to achieve excellence.

I have more than 35+ years of experience in the men's fashion industry serving as SVP, Director, and Principal of Swank Inc.

I had the good fortune to act as a direct liaison to some of the most notable global fashion brands such as Ralph Lauren, Tommy Hilfiger, Guess, Nautica, and others.

My years of experience have also afforded me the opportunity to have been part of and privy to the inner workings of a NASDAQ-listed company which has provided a significant depth of knowledge in numerous facets of the business from sales & product development to supply chain and logistics as well as 27 years of serving as a Board Director providing a deep understanding of the financial side of a large public corporation.

Activity

1,594 followers

James Tulin commented on a post • 4h

Great people to work with and highly knowledgeable

3 · 2 comments · 1 repost

James Tulin commented on a post • 1d

Thank you.

7 · 3 comments

James Tulin posted this • 1d


THE ONLY WAY TO
DO GREAT WORK
IS TO LOVE
WHAT YOU DO

What aisle is passion for sale at in Walmart?

I was thinking about the late and great Kobe Bryant, and what made him so different fron ...show more

7 · 3 comments

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Experience

Chief Executive Officer

Oxford Hounds Inc.

Jan 2020 - Present · 3 yrs 1 mo

Scottsdale, AZ

Oxford Hounds is a DTC men's luxury lifestyle apparel and accessories brand that crafts its products exclusively from superior world-class Italian materials and workmanship. Our Products are all ...see more

Chief Executive Officer

Helping Hounds Inc · Full-time

Helping Hounds Inc · Full-time
May 2021 - Present · 1 yr 9 mos
Scottsdale, Arizona

Helping Hounds Inc. is the non-profit 501 (c) (3) arm of Oxford Hounds Inc. established to address two specific causes. ...see more

SVP, Principal and Director
Swank Inc.
Jun 1974 - Dec 2012 · 38 yrs 7 mos
New York, New York, United States

Swank was the largest men's accessories company in the world. The firm was a licensee of many well-known fashion brands such as Tommy Hilfiger, Ralph Lauren, Guess, Nautica, Tumi, and many ...see more

Education

University of Denver
Bachelor's degree, Business Administration and Management

Blair Academy

Skills

Product Development
4 endorsements
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Supply Chain Management
3 endorsements
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Merchandising
2 endorsements
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Recommendations

Recommend James

Received Given

Paul Kellam in · 2nd
Advanced technology solutions for business.
December 12, 2022, Paul was James' mentor

Combining experience, good judgement and high standards, Jim is very well suited for tackling his current objective of establishing and developing Oxford Hounds as a leading, unique, high-quality clothing brand.
...see more

Greg Gale · 2nd
VP/Branch Manager
December 11, 2022, Greg was James' mentor

I wouldn't invest in Jim nor Oxford Hounds, if I didn't believe in him, the mission, the brand and his ability to accomplish his goals. I'm with him 100%. He's building something special and I'm honored to be apart of it.

Sully Chaudhary in · 2nd
Founder @ WriterArmy/GrowthArmy | Gies MBA
December 11, 2022, Sully worked with James but on different teams

Jim is an experienced and dedicated business leader with a lifetime of experience in fashion, who I have had the pleasure of working with on multiple marketing campaigns for his startup Oxford Hounds. He works decisively, intelligently, efficiently, and with a deep interest and concern for the people he manages. ...see more

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Interests

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Chairman - VaynerX, CEO - VaynerMedia & Veefriends , Co-Founder VaynerSports, VCR Group and VaynerWatt
5,372,128 followers

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Guilherme Weege · 3rd
CEO at Grupo Malwee, Board Member, YPO, Investor, UN Global Compact Climate Ambassador
32,135 followers

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Causes

Animal Welfare